April 5, 2013

Re:         BBVA Banco Francés S.A.
Form 20-F for the fiscal year ended December 31, 2011
Filed March 27, 2012
File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F street, N.E.; mail stop 4561
Washington, D.C. 20549

Dear Mr. Hugh West:

Thank you for your letter dated March 8, 2013, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of BBVA Banco Francés S.A. (“BBVA Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on March 27, 2012.

We appreciate your understanding in allowing us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Banco Francés S.A. is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Banco Francés S.A. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Ignacio Sanz y Arcelus in Buenos Aires at 54-11-4348-0047 or fax: 54-11-4346-4354; or our counsel, Andrés V. Gil of Davis Polk & Wardwell in Paris at 33-1-56-59-36-30 or fax: 33-1-56-59-37-30.

Very truly yours, /s/ Ignacio Sanz y Arcelus
BBVA Banco Francés S.A.

Annex A

Clarification: the amounts exposed in this Annex are expressed in thousands of pesos unless otherwise indicated.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.
Refer to your response letter dated November 15, 2012. You state in a number of responses that you take note of our suggestion for future presentations. Please confirm that you will include the information you provided in response to our prior comments in your future Forms 20-F filed with the Commission.

We confirm that the information provided in our response to your prior comments will be included in our future Forms 20-F filed with the Commission.

Allowance for Loan Losses and Loan Loss Experience, page 51

2.
Refer to your response to prior comment 10. Please confirm that you will include all disclosures required by ASC 310-10-50-33 and 50-34 in Note 21 of future Forms 20-F, including the financial effects of the modifications, how modifications are factored into the determination of the allowance for credit losses, and how defaults on troubled debt restructurings are factored into the determination of the allowance for credit losses.

In future versions of Note 21 to the Consolidated Financial Statements included in Form 20-F we will include all disclosures required by ASC 310-10-50-33 and 50-34, including the financial effects of restructurings programs and the effects of such restructurings of loans in our determination of the allowances for credit losses, both in the case of duly repaid credits and non-performing credits.

We include below a table of loans which were restructered during the years 2011 and 2012. The table shows the number of restructured loans by portfolio segment, their outstanding amounts and their corresponding allowance for credit losses (i) at the time the restructuring was effected, (ii) one month before the restructuring, (iii) twelve months before the restructuring, and (iv) twelve months after the restructuring. It also includes the variation in the amount of allowances for credit losses between such periods.

Even when the information is at December 31, 2012, the loans which were restructured during the last months of the year have been outstanding less than 12 months and therefore the information shows partial values.

It is possible to observe in the table the variation of the allowances for credit losses during 2011 and 2012, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowances for credit losses decreased as the level of restructured loans increased.

Annex A (cont.)

2011				2012
	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	4,038	32,630	2,503	Consumer	5,221	60,783	1,838
Commercial	—	—	—	Commercial	2	5,766	72
	4,038	32,630	2,503		5,223	66,549	1,910

	-1 months				-1 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	4,038	42,006	23,135	Consumer	5,221	86,448	34,918
Commercial	—	—	—	Commercial	2	6,652	592
	4,038	42,006	23,135		5,223	93,100	35,510

	Current month				Current month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	4,038	42,089	20,213	Consumer	5,221	85,555	31,294
Commercial	—	—	—	Commercial	2	3,848	38
	4,038	42,089	20,213		5,223	89,413	31,332

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	4,038	21,557	2,387	Consumer	5,221	72,243	16,606
Commercial	—	—	—	Commercial	2	3,471	99
	4,038	21,557	2,387		5,223	75,714	16,705

Variation -12 months vs Current month			707.4%	Variation -12 months vs Current month			1,540.1%

Variation -1 months vs Current month			(12.6)%	Variation -1 months vs Current month			(11.8)%

Variation +12 months vs Current month			(88.2)%	Variation +12 months vs Current month			(46.7)%

During 2011, no loan was restructured in our commercial segment. In 2012 there were only two restructuring transactions affecting debtors whose financial situation had deteriorated. In one case additional guarantees of the loan were provided as part of the restructuring; in the other case, the existing guarantees were maintained. At the time this response is given, none of these debtors are in default of their payment obligations.

As for the retail segment, all the restructuring transactions effected during 2012 and 2011 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

3.	Refer to your response to prior comment 11. Please revise your disclosure in future filings to clarify the following:

•	How a borrower accumulates a greater number of installments. For example, does this mean that the borrower makes a greater number of payments?

Correct. One way by which a borrower may improve his situation is by making a greater number of payments. That is what we mean by “accumulating a greater number of installments”.

Another way a borrower may improve his situation is by increasing his percentage of cancellation, discussed below.

•	Your definition of “quotas” as used within the table provided. For example, do quotas represent payments?

Correct. “Quotas” represent payments.

•
How a borrower cancels a certain percentage of their refinanced principal obligations. For example, does a borrower need to make a payment in order to cancel the loan amount that they owe to you prior to refinancing?

Correct. In order for a borrower to improve his situation by cancelling a certain percentage of his refinanced principal obligations, he must make a payment.

We acknowledge your comments and we take note of your suggestions to be included in our future Forms 20-F filed with the Commission.

Operating Results, page 99

Allowance for Loan Losses, page 102

4.
Refer to your response to prior comment 14 where you state that during 2011 and due to the behavior of credit portfolios, it was decided to modify the allowance policy by adjusting the coverage percentage to the arrears and loss expectations. Based upon the quantitative information provided in your response, we understand that you reduced the allowance percentages for the credit card portfolio and the wholesale portfolio, and you reduced the expected loss rates for your corporate and middle-market portfolios. However, it remains unclear why you reduced these allowance percentages, and how these reductions related to the improved credit quality of your loan portfolios, as indicated in your disclosure. Please provide us with proposed disclosure to be included in future filings to explain how the behavior of your credit portfolio changed in a way that caused you to reduce the allowance percentages.

We reduced our allowance percentages during 2011 because of the higher quality of our credit portfolio during the year. The higher quality of our credit portfolio resulted in an improvement of our expected loss prospects, which resulted, in turn, such percentual decrease. The graphics below show how historically there is usually a reduction of expected losses, both in consumer and commercial portfolios, in a favorable economic scenario such as the period from 2009 and 2011 in Argentina. On the contrary, in years of economic stress, the trend is for the expected loss prospects to increase. This explains why we decided to reduce our allowance percentages during the 2011 fiscal year.

Annex A (cont.)

We acknowledge your comment and we take note of your suggestions to be included in our future Forms 20-F filed with the Commission.

5.
Refer to your response to prior comment 15. To the extent that the improvements you implemented in the generation of information resulted in your ability to identify a non-performing loan more quickly than before 2011, please revise future filings to disclose the specific improvements made that allowed you to identify non-performing loans. Also, disclose the procedures performed prior to this improvement to ensure the appropriate level of non-performing loans was considered in determining the allowance for loan losses.

In our response to prior comment 15, we tried to explain that the variation (decrease) in our non-performing loans classified as “Others” on page 63 of the 2011 Form 20-F was due to the implementation of certain improvements that allowed us to identify each debtor’s economic activities and therefore classify his or her non-performing loan within the relevant economic activity (i.e., agricultural and livestock, beverage, chemicals, etc.). Starting in 2011 we developed a technological application that allows us to obtain the economic activity of our clients from more complete and comprehensive data basis. Prior to that, the economic activities of certain clients were classified as “Others” because they did not have an specified economic activity assigned to them in the relevant databases.

By identifying each debtor’s economic activities and classifying them in a more precise way, the number of our non-performing loans classified as “Others” decreased during 2011 in the same proportion that the non-performing loans within the remaining activities increased. There was no material decrease in the overall amount of non-performing loans during the year, which remained stable, because the decrease in the amount of non-performing loans previously classified as “Others” was offset by an increase in the non-performing loans classified as different activities. The only difference between the procedures in place during 2011 and 2010 to ensure that the appropriate level of non-performing loans was considered in determining the allowance for loan losses was the ability to identify the debtor’s economic activity and thus better classify its debt by activity sectors. The improvement, however, did not result in any material decrease in the amount of non-performing loans but in a different classification of them by activities.

6.
Refer to your response to prior comment 16. It remains unclear what caused the changes in your charge-offs during the reported periods. Please tell us whether your response means that you changed your charge-off policy from 540 days past due to 270 days past due. If so, address the following:

•	Tell us why charging-off past due loans more quickly results in a decrease in total charge-offs rather than an increase in total charge-offs.

Since we think this question is ultimately related to the next one, we have addressed both questions together below.

•	Provide disclosure in future filings that addresses the key factors you considered in determining that your live portfolio was of high quality in fiscal years 2010 and 2011.

The lower volume of charge-offs in 2011 was due to an improvement in the quality of our credit portfolio during the years 2010 and 2011 which resulted in better severity ratios and lower volumes of delinquent debtors. This in turn led to a reduction in the volume of irrecoverable loans during the year 2011 and therefore in an attenuated fall in the volume of charge-offs.

Our charge-offs policy did not change during 2011. We expressed ourselves incorrectly in our response to your initial comments. Our charge-off policy remained at 270 days during that year.

We acknowledge your comment and we will include this paragraph in our future Forms 20-F filed with the Commission.

•	Confirm that you will correct your presentation of the additional Ps. 48,247,000 in consumer charge-offs in future filings.

We confirm that we will correct our presentation of the additional Ps. 48,247,000 in consumer charge-offs in future filings.

Financial Condition, page 108

Total Assets, page 108

7.
Refer to your response to prior comment 17. While your response addresses the example in our comment, it does not address the comment in its entirety. Please fully respond to our comment by providing revised proposed disclosure that discusses the reasons for significant changes in your financial condition during the reported periods in enough detail that a reader may understand whether past results are indicative of future trends.

We acknowledge your comment and in future filings we will include the following disclosure:

Significant changes in financial condition

Our exposure to Goverment and Private Securities decreased during 2011 mainly due to the sale of Consolidar Cía. de Retiro in June 2011, a subsidiary that held a portfolio of Federal Government Bonds, Treasury Notes and BCRA Bills and Notes amounting to Ps.1.956 million at December 2010.

During 2011 we experienced an increase in our loan portfolio mainly because of the expansion in the retail segment (credit cards financings, personal loans and car loans) and the middle market segment (PYMES) driven by discounted notes and medium term financings –leasing and other loans. The “Préstamo Simple” personal loan campaigned allowed the sales channels reach a record in consumer loans, increasing the portfolio by more than 50% during the year.

Our amount of other receivables from financial transactions also increased during the year mainly due to the receivables from spot and forwards purchases and sales. These financial products are very volatile by nature because they include the balances from repurchase agreements of government securities, especially those negotiated with the BCRA. These types of trasactions are conducted on daily basis and on a very short-terms basis (1 to 5 days), with a view of investing our excess liquidity.

Our deposits grew during 2011 in line with the overall growth of the deposits in the Argentine financial system. Both, time deposits as well as checking and saving accounts registered significant growth during the fiscal year 2011. Pesos denominated deposits increased by 35.8% and foreign currency denominated deposits increased by 8.5% in the same period. The main reason for the weaker growth of foreign currency denominated deposits was the drain of these type of deposits that took place mainly during November 2011 driven by several measures introduced by the Argentine Government limiting the purchase of foreign currency (see “Risk Factors – Factors Related to Argentina”). The situation tended to stabilize during December 2011.

Other liabilities from financial transactions also increased during 2011 as compared to the prior year because of the evolution in receivables from spot and forwards purchases and sales mentioned above.
For more information about the accounting recognition see Note 21.10 to the Consolidated Financial Statements.

Lastly, other subsidiaries´ liabilities decreased mainly due to the disposition of our subsidiary Consolidar Cía. de Retiro´s in June 2011 and the removal of its mathematical reserve from our balance sheet.

Notes to the Consolidated Financial Statements

Note 21 – Summary of Significant Differences Between the Argentine Central Bank Rules and
United States Generally Accepted Accounting Principles, page F-62

21.1. Income taxes, page F-62

8.
Refer to your response to prior comment 19, and please revise your disclosure on page F-62 to include a complete tax rate reconciliation as required by ASC 740-10-50-12 that separately includes the changes in the allowance on deferred tax assets on a US GAAP basis before arriving at income tax computed in accordance with US GAAP.

We acknowledge your comment and we will replace our disclosure on page F-62 by the following table:

Description	December 31, 2011

Income before income tax in accordance with U.S. GAAP	1,047,051
Statutory income tax rate	35.00%
Income tax provision computed statutory rate	366,468
Tax exempt income	(79,862)
Recover of allowances on deferred tax assets	(16,797)
Other, net	78,435
Income tax computed in accordance with U.S. GAAP	348,244
Income tax plus Tax on minimum presumed income	505,058
Adjustments to reconcile income tax (benefit) to U.S. GAAP	(156,814)

9.	Furthermore, please revise your proposed disclosure included in response to prior comment 19 to address the following:

•	Discuss the nature of the “non-deductible application” line item in 2010 that appears within your reconciliation of income tax on a BCRA basis to Income tax on a US GAAP basis.

Since we think this question is ultimately related to the next one, we have addressed both questions together below.

•
In this regard, it appears that the non-deductible application is related to your valuation allowance on deferred tax assets under BCRA disclosed on page F-63. Please clarify why you include the Ps. 251.4 million non-deductible application within your 2010 reconciliation of deferred tax assets, but you exclude a similar non-deductible application of Ps. 47.3 million from your 2011 reconciliation.

Ps.251.4 million were included as non-deductible application in the 2010 fiscal year because we applied deferred tax assets during that period in accordance with US GAAP following an internal analysis of recovery expectations of such deferred tax assets.

The amount of Ps.47.3 million corresponds to the increase in the deferred tax assets during the 2011 fiscal year in accordance to Argentine local regulations. Such amount was netted from the

(local) income tax for the same period in the reconciliation already included in our response to prior comment 19.

Therefore, both amounts respond to different concepts which are not comparable between them.

•
Tell us why it is appropriate to exclude any valuation allowance under BCRA and US GAAP from the net deferred tax asset amounts reconciled on page 13 of your response letter given that the changes in the valuation allowance should directly impact the income statement.

Existing Argentine Central Bank regulations do not allow accounting for deferred tax assets. As such, we credit that valuation allowance for the same amount to offset the effect. The impact of this is therefore null on the income statement. Under US GAAP, however, there is an impact on the results because under US GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

21.24. Cash flows information, page F-81

10.
Refer to your response to prior comment 27. It remains unclear how the adjustments included in your proposed tabular disclosure reconciling BCRA GAAP to US GAAP operating cash flows relates to the income statement reconciling items included on page F-78 of your Form 20-F. In this regard, please clarify the following:

•
Your proposed disclosure includes no adjustment related to the allowances for doubtful loans and special reserves, net of reversals, and it is unclear how this is consistent with the adjustment for impaired loans within the reconciliation on page F-78.

The table below shows all the information requested and will be included in future filings.

•
We note that you include an adjustment adding net income attributable to minority interests to your operating cash flows and this amount is excluded from Net income presented in your cash flow statement schedule. It is unclear why this adjustment is appropriate as operating cash flows should reflect those attributable to the entity as if the consolidated group was a single economic entity under US GAAP; as such, income or loss attributable to the non-controlling interest should be included in Net Income. Refer to ASC 810-10-45-19 and ASC 230-10-45-28.

The table below shows all the information requested and will be included in future filings.

•	It is unclear which of your cash flows relate to continuing operations and which relate to discontinued operations.

The table below shows all the information requested and will be included in future filings.

•
You have recorded a significant reconciling item related to investment securities and your technical insurance liabilities on page F-78. It is unclear where these adjustments are reflected in your proposed disclosure.

The table below shows all the information requested and will be included in future filings:

Annex A (cont.)

	December 31, 2011
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income attributable to the controlling interest	940,116	73,923	1,014,039	(17,239)	(4,854)	(22,093)		922,877	69,069	991,946
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	93,643	733	94,376	20,608	–	20,608	(1)	114,251	733	114,984
Allowances for doubtful loans and special reserves, net of reversals	112,513	–	112,513	34,600	–	34,600	(2)	147,113	–	147,113
Income tax and TOMPI	549,992	2,366	552,358	61,123	(61,828)	(705)	(3)	611,115	(59,462)	551,653
Equity loss / (gains) of unconsolidated subsidiaries	29,764	(21,270)	8,494	8,091	–	8,091	(4)	37,855	(21,270)	16,585
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(487,769)	3,191,788	2,704,019	(107,183)	66,682	(40,501)	(5)	(594,952)	3,258,470	2,663,518
Net cash provided by operating activities	1,238,259	3,247,540	4,485,799					1,238,259	3,247,540	4,485,799

(1)	Adjustment Note 21.18 (portion related to amortizations)
(2)	Adjustment Note 21.4.2
(3)	Adjustment Note 21.1
(4)	Adjustment Note 21.7
(5)	Other

Annex A (cont.)

11.
In light of our comment above, please revise your proposed disclosure to be included in future filings to clarify the nature of the reconciling items between your operating cash flows under BCRA GAAP and US GAAP. Consider improving your operating cash flow reconciliation by presenting the material differences between operating cash flows under BCRA and US GAAP rather than repeating non-cash reconciling items that appear on your income statement reconciliation on page F-78. Refer to Item 17.c.2.iii of Form 20-F.

We take note of your suggestion for future presentations.